FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 10 , 2005

Lucky1 Enterprises Inc.

Filer# 0-16353

6th Floor, 1199 West Hastings Street

Vancouver, British Columbia

Canada V6E 3T5

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1 -

Material Change Report dated January 10, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lucky 1 Enterprises Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: January 10, 2005

Exhibit 1. Form 6K

January 10, 2005

Form 51-102F3

Material Change Report

1.

Name and Address of Company

Lucky 1 Enterprises Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

January 10, 2005.

3.

News Release

News release was issued on January 10, 2005 and disseminated via Stock Watch and Bay Street News pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

LUCKY 1 ENTERPRISES INC. (“Lucky” or the “Company”) wishes to report that at the Company’s Special General Meeting of its Members, which was held at the Company’s office in Vancouver on Monday, January 10, 2005, at 10:00 a.m., all of the Special Resolutions that were proposed have received the approval of the Company’s Shareholders that were present in person or represented by proxy.

5.

Full Description of Material Change

LUCKY 1 ENTERPRISES INC. (“Lucky” or the “Company”) wishes to report that at the Company’s Special General Meeting of its Members, which was held at the Company’s office in Vancouver on Monday, January 10, 2005, at 10:00 a.m., all of the Special Resolutions that were proposed have received the approval of the Company’s Shareholders that were present in person or represented by proxy.

The following is a breakdown of the voting results for the Special Resolutions:

1)

91.29% approved to remove the application of the Pre-Existing Company Provisions to the Company and alter the Notice of Articles;

2)

91.29% approved to increase the Company’s authorized capital to an unlimited number of Common Shares and Preferred Shares and alter the Company’s Notice of Articles;

3)

91.26% approved to adopt new articles in substitution for the existing articles of the Company;

4)

91.77% approved to consolidate the issued and outstanding common shares of the Company on the basis of 35 common shares before consolidation becoming 1 common share after consolidation;

5)

91.75% approved to change the name of the Company to Bronx Ventures Inc. and alter the Notice of Articles;

Furthermore, there was no other business brought before the meeting.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519.

9.

 Date of Report

This report is dated the 10th of January, 2005.